

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Andrew M. Meslow
Chief Executive Officer
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

   Re: Bath & Body Works, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed March 31, 2022
     File No. 001-08344

Dear Andrew M. Meslow:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Disclosure Review Program